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                                                        MRV COMMUNICATIONS, INC.
                                                        20415 Nordhoff Street
                                                        Chatsworth, Ca 91311

                                December 26, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Russell Mancuso and/or Abby Adams

Re:   MRV Communications, Inc.
      Post-Effective Amendment No. 1 to Registration Statement on Form S-4 File No. 333-44536
      Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C of the Securities Act of 1933, as amended (the "Act"), MRV Communications, Inc., a Delaware corporation (the "Registrant"), hereby applies for an order granting the immediate withdrawal of its Post-Effective Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-44536) (the "PE # 1"). PE # 1 was filed with the Securities and Exchange Commission on October 9, 2001.

PE # 1 has been superseded by Post-Effective Amendment Nos. 2 and 3 to Registrant's Registration Statement on Form S-4 filed by Registrant on November 26, 2001 and December 13, 2001, respectively, and will be further superseded by Post-Effective Amendment No. 4 to Registrant's Registration Statement on Form S-4 when it is filed. The Registrant hereby confirms that no securities have been sold pursuant to PE # 1

Accordingly, the Registrant respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

                                    Sincerely,

                                    MRV COMMUNICATIONS, INC.



                                    By: /s/ Noam Lotan
                                        ----------------------------------------
                                        Noam Lotan
                                        President and Chief Executive Officer